# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innovator ETFs Trust, CIK 0001415726
CUSIP: 45782C730
Title of class of securities: Innovator U.S. Equity Ultra Buffer ETF - June
Address of issuer's principal executive offices: 109 North Hale Street, Wheaton, Illinois (IL), 60187
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001599584

## Reporting persons
- Brookstone Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,671,724; sole dispositive power 0; shared dispositive power 1,671,724; aggregate amount beneficially owned 1,671,724 (42.28% of the class)

## Item 1. Issuer
Name of issuer: Innovator ETFs Trust
Address of issuer's principal executive offices: 109 North Hale Street, Wheaton, ILLINOIS 60187

## Item 2. Person Filing
Name of person filing: Brookstone Capital Management, LLC
Address of principal business office or, if none, residence: 1745 S. Naperville Rd, Suite 200 Wheaton, IL 60189
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,671,724
Percent of class: 42.28
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,671,724
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,671,724

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The accounts described in Item 4 have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts. Brookstone disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brookstone Capital Management, LLC: /s/ Matt Lovett, Chief Compliance Officer (08/04/2025)